

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 3, 2017

Jimmy E. Addison
Chief Financial Officer
Scana Corporation
100 SCANA Parkway
Cayce, South Carolina 29033

> **Re: Scana Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 10-Q for the Quarterly Period Ended March 31, 2017**
> **Filed May 5, 2017**
> **File No. 1-08809**

Dear Mr. Addison:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Electric Operations, page 28

1. We note your disclosure of the subtotal "margin" which appears to be a non-GAAP measure of gross profit. Specifically, you appear to subtract some but not all of the expenses that comprise the GAAP measure cost of sales from revenue when calculating this subtotal. Please clearly label this as a non-GAAP measure and revise to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K related to the usefulness of this measure. Further, your reconciliation should begin with the GAAP measure, so this

non-GAAP measure does not receive undue prominence. Please refer to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Critical Accounting Policies and Estimates, page 38

2. Given the recent decision to cease construction of the new nuclear units please tell us whether you will add a critical accounting policy which addresses accounting estimates associated with plant abandonment accounting. To assist us in understanding your conclusion, please describe to us the abandonment provisions under the Base Load Review Act ("BLRA") and the process you will take under the abandonment provisions in order to pursue cost recovery of these abandoned plants. Further, explain to us how you will calculate the recovery amount(s) you seek in petition filings. Lastly, please summarize for us how you will apply the abandonment accounting guidance under ASC 980-360-35 as you move through the recovery process with your regulator. In doing so, explain to us how and when you will recognize and measure any potential charges associated with disallowed costs of these abandoned plants. Please consider expanding your disclosure to discuss accounting estimates where the nature of the estimates or assumptions are material due to their levels of subjectivity and judgment necessary to account for uncertain matters or the susceptibility of such matters to change and where the impact of the estimates and assumptions on financial condition or operating performance is material. Please refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No 33-8350.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

3. We note SCE&G was obligated to pay all costs incurred by the Consortium, Fluor, other subcontractors and vendors for work performed or services rendered while the Interim Assessment Agreement remained in effect. Please explain to us in reasonable detail what impact this had on your liquidity. Further, explain to us how your recent decision to cease construction and seek recovery of costs for these abandoned assets will affect customer rates and your liquidity. Lastly, tell us what effect the settlement agreement with Toshiba is expected to have on your liquidity. Also tell us whether and how you will expand your liquidity discussion to address these matters.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products